UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 3, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Unit 3.02, 411-413 Oxford Street

London W1C 2PE

United Kingdom

+44-751-360-5012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International PLC Announces Appointment of Michael Hui as Non-Executive Director

LONDON, February 3, 2020 - VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”), an international solar and critical power services company, is pleased to announce that Michael Hui has been appointed to the board of directors as a non-executive director.

Michael Hui is an Investment Director at Arowana International Limited (“Arowana”), which is part of the broader Arowana group and the major shareholder and major creditor of VivoPower. Before joining Arowana, Michael spent more than 10 years as a lawyer practicing corporate and commercial law, and as a business executive.

Since joining Arowana in 2011, he has worked across a range of operating businesses including education and asset management. This has encompassed carrying out investment and operational activity across the full spectrum of the value chain including acquisitions, operational improvement, technology transformation, capital raising and divestments. He now heads up the Private Enterprise investments arm of Arowana in the Australasian region, where his focus is driving corporate development, mergers and acquisitions and technology-based operational transformation for Arowana’s companies in the region.

Michael holds Bachelor of Information Technology and Bachelor of Laws degrees.

“We are delighted to have someone with Michael’s uncommon combination of legal, investment, digital technology and corporate development capabilities join the VivoPower board and contribute his unique perspective and experience,” said Kevin Chin, Chairman. “Having worked with Michael on a range of companies in both turnaround and scale up growth phase, I am confident that Michael is going to be able to make a meaningful contribution to the Company.”

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 3, 2020	VivoPower International PLC

/s/ Art Russell
Art Russell Interim Chief Executive Officer